

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Mark Manfredi, Ph.D.
President and Chief Executive Officer
Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210

   Re: Ikena Oncology, Inc.
      Registration Statement on Form S-1
      Exhibit Nos. 10.7, 10.8, 10.9
      Filed March 5, 2021
      File No. 333-253919

Dear Dr. Manfredi:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance